                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                              OMB APPROVAL
                              OMB NUMBER     3235-0145
                              Expires:  December 31, 1997
                              Estimated average burden hours per response  14.90

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                First Regional Bancorp
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       33615 C
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                 New Moon Trust c/o Barry L. Guterman, Special Trustee
1875 Century Park East, Suite 1500, Los Angeles, CA 90067-2500  (310) 551-1400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    March 9, 1999
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1  of 9 pages

                                     SCHEDULE 13D

-----------------------------------                  -------------------------
CUSIP No. 33615 C                                    Page  2   of   9    Pages
-----------------------------------                  -------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     New Moon Trust, UDT dated June 1, 1995

-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /x/
                                                                      (b) / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

-------------------------------------------------------------------------------
               5  SOLE VOTING POWER

                  -0-

               -----------------------------------------------------------------
   NUMBER OF   6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY     192,000
   OWNED BY    -----------------------------------------------------------------
     EACH      7  SOLE DISPOSITIVE POWER
   REPORTING      -0-
    PERSON     -----------------------------------------------------------------
     WITH      8  SHARED DISPOSITIVE POWER

                  192,000
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     192,000

--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     / /
     SHARES*

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.44%

--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*
     OO

--------------------------------------------------------------------------------


                                  Pages 2 of 9 pages

                                     SCHEDULE 13D

-----------------------------------                  -------------------------
CUSIP No. 33615 C                                           Page 3 of 9 Pages
-----------------------------------                  -------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Barry L. Guterman, Special Trustee

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /x/
                                                                      (b) / /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER

               -----------------------------------------------------------------
   NUMBER OF   6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY     192,000
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING   7  SOLE DISPOSITIVE POWER
    PERSON
     WITH      -----------------------------------------------------------------

               8  SHARED DISPOSITIVE POWER
                  192,000
--------------------------------------------------------------------------------

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     192,000

--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     / /
     SHARES*

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.44%
--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     IN


                              Page 3 of 9 pages

                                  SCHEDULE 13D

-----------------------------------                  -------------------------
CUSIP No. 33615 C                                           Page 4 of 9 Pages
-----------------------------------                  -------------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Joyce Sudikoff, Trustee

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /x/
                                                                      (b) / /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER
   NUMBER OF
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY    6  SHARED VOTING POWER
     EACH
   REPORTING      192,000
    PERSON
     WITH      -----------------------------------------------------------------
               7  SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                  192,000

--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     192,000

--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     / /
     SHARES*

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.44%

--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------


                                 Page 4 of 9 pages

                                     SCHEDULE 13D

-----------------------------------                  -------------------------
CUSIP No. 33615 C                                           Page 5 of 9 Pages
-----------------------------------                  -------------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey P. Sudikoff, Trustee

-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /x/
                                                                      (b) / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
               5  SOLE VOTING POWER

               ----------------------------------------------------------------
   NUMBER OF   6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY     192,000
   OWNED BY
     EACH      ----------------------------------------------------------------
   REPORTING   7  SOLE DISPOSITIVE POWER
    PERSON
     WITH      ----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                  192,000

-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     192,000

-------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     / /
     SHARES*

-------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.44%

-------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     IN

-------------------------------------------------------------------------------


                                Page 5 of 9 pages


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Item 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP Number 33615 C (the "Common Stock"), of First Regional Bancorp (the "Issuer"), which has its principal executive offices at 1801 Century Park East, Suite 800, Los Angeles, California 90067.


Item 2.   IDENTITY AND BACKGROUND

          The persons filing this Schedule 13D are New Moon Trust UDT dated
June 1, 1995 (the "Trust"), Barry L. Guterman, Special Trustee of the Trust (the "Special Trustee"), and Joyce and Jeffrey Sudikoff, who are each both trustors and trustees of the Trust. The business address of the Trust and the Special Trustee is 1875 Century Park East, 15th Floor, Los Angeles, California 90067. The business address of Mr. and Mrs. Sudikoff is 1901 Main Street, Santa Monica, California 90405. The Trust, the Special Trustee and Mr. and Mrs. Sudikoff are sometimes referred to as the "Filing Persons."

          The Trust owns various publicly-traded securities and various other assets. The Special Trustee is an attorney practicing in Los Angeles, California. Mr. and Mrs. Sudikoff are private investors for their own account.

          During the last five years, except as set forth below, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, except as set forth below, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On February 19, 1999, Mr. Sudikoff entered into a plea agreement to resolve all issues relating to a criminal action brought against him by representatives of the federal government. Under such plea agreement, under 15 U.S.C. Section 78ff, Mr. Sudikoff pled guilty to one violation of 15 U.S.C.
Section 78p(a) and two violations of 15 U.S.C. Section 78j(b). Sentencing for these violations is pending. Additionally, under the plea agreement Mr. Sudikoff agreed to pay a fine of $3 million. A civil action against Mr. Sudikoff relating to these matters is also pending.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The funds used by the Trust to acquire shares of Common Stock were derived from assets of the Trust.


Item 4.   PURPOSE OF TRANSACTION

          The Trust acquired the shares of Common Stock for investment purposes only and does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) of Item 4 of the Instructions to Schedule 13D.


                                Page 6 of 9 pages

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER

          A. The Filing Persons beneficially own 192,000 shares of Common Stock (the "Shares"), for an aggregate of 6.44% of the 2,982,027 shares of Common Stock outstanding as of February 23, 1999.

          B. The Filing Persons have shared voting power with respect to the shares of the Common Stock of the Issuer held by the Trust.

          C.   The Filing Persons acquired the Shares as follows:

     Date of      Shares Acquired     Price Per          Transaction
   Acquisition                          Share
   ----------     ---------------     ---------     --------------------
     6/22/98             2,100         9.31         open market purchase
     8/19/98             2,000         9.56         open market purchase
     8/25/98             2,000         9.31         open market purchase
     8/26/98             4,500         9.25         open market purchase
     8/27/98           100,000         9.00         privately negotiated
                                                    purchase
     8/28/98             1,000         9.06         open market purchase
     8/28/98             1,000        10.06         open market purchase
     9/01/98             9,800         9.43         open market purchase
     9/01/98            19,600         9.37         open market purchase
      3/9/99            50,000         8.75         open market purchase
       Total           192,000

          D.   Not applicable.

          E.   Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Certification of Trust of New Moon Trust UDT June 1, 1995.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          The Filing Persons file as exhibits the following:

          Certification of Trust of New Moon Trust UDT June 1, 1995.


                                Page 7 of 9 pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999             NEW MOON TRUST UDT June 1, 1995


                                   By:  /s/  Barry L. Guterman
                                        ----------------------------------
                                        Barry L. Guterman, Special Trustee


                                Page 8 of 9 pages

                                    EXHIBIT INDEX

     EXHIBIT                                                            PAGE NO.

Certification of Trust of New Moon Trust UDT June 1, 1995







                                Page 9 of 9 pages